Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

September 4, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Nova Minerals Limited
Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Nova Minerals Limited, an Australian public company limited by shares (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) to the staff of the U.S. Securities and Exchange Commission for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to a public offering of the Company’s ordinary shares represented by American Depositary Shares.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
for SHEPPARD, MULLIN, RICHTER & HAMPTON llp